

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2025

Christopher Striano
Chief Financial Officer
Blackstone Private Equity Strategies Fund (TE) L.P.
345 Park Avenue, 40th Floor
New York, NY 10154

> **Re: Blackstone Private Equity Strategies Fund (TE) L.P.**
> **Post-Effective Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed September 23, 2025**
> **File No. 000-56742**

Dear Christopher Striano:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Ben Wells, Esq.